                                                  Filed Pursuant to Rule 424(b)2
                                                  Registration No. 033-63577


PROSPECTUS SUPPLEMENT

(To Prospectus dated December 4, 1995)

                                  $600,000,000

[ASSOCIATES LOGO]

              $325,000,000 6.45% SENIOR NOTES DUE OCTOBER 15, 2001
             $275,000,000 6 1/2% SENIOR NOTES DUE OCTOBER 15, 2002
                             ---------------------

 INTEREST ON THE 6.45% SENIOR NOTES DUE OCTOBER 15, 2001 (THE "2001 NOTES") AND THE 6 1/2% SENIOR NOTES DUE OCTOBER 15, 2002 (THE "2002 NOTES"; TOGETHER WITH
THE 2001 NOTES, THE "NOTES") IS PAYABLE SEMIANNUALLY ON APRIL 15 AND OCTOBER 15 OF EACH YEAR, COMMENCING APRIL 15, 1998. THE NOTES WILL NOT BE REDEEMABLE PRIOR
                        TO THEIR RESPECTIVE MATURITIES.

                             ---------------------

    THE NOTES OFFERED HEREBY WILL BE ISSUED IN THE FORM OF GLOBAL SECURITIES REGISTERED IN THE NAME OF CEDE & CO., AS NOMINEE OF THE DEPOSITORY TRUST
  COMPANY, WHICH WILL ACT AS THE DEPOSITARY FOR THE NOTES (THE "DEPOSITARY"). INTERESTS IN THE NOTES WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED
      ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY (WITH RESPECT TO PARTICIPANTS' INTERESTS) AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN,
  OWNERS OF BENEFICIAL INTERESTS IN THE NOTES WILL NOT BE ENTITLED TO RECEIVE PHYSICAL DELIVERY OF NOTES IN DEFINITIVE FORM. SEE "DESCRIPTION OF THE NOTES".

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

            PRICE OF 2001 NOTES 99.938% AND ACCRUED INTEREST, IF ANY PRICE OF 2002 NOTES 99.855% AND ACCRUED INTEREST, IF ANY
                             ---------------------

                                                        UNDERWRITING
                                         PRICE TO      DISCOUNTS AND     PROCEEDS TO
                                         PUBLIC(1)     COMMISSIONS(2)   COMPANY(1)(3)
                                         ---------     --------------   -------------
Per 2001 Note........................     99.938%         .131%            99.807%
Total................................  $324,798,500      $425,750       $324,372,750
Per 2002 Note........................     99.855%         .161%            99.694%
Total................................  $274,601,250      $442,750       $274,158,500

---------------------

(1) Plus accrued interest, if any, from October 27, 1997.

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deduction of expenses payable by the Company estimated at $580,000.

                             ---------------------

     The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriter and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriter. It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company, on or about October 27, 1997, against payment therefor in immediately available funds.
                             ---------------------

                           MORGAN STANLEY DEAN WITTER

October 22, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICES OF THE 2001 NOTES AND THE 2002 NOTES. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE 2001 NOTES AND THE 2002 NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITER."

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the six months ended June 30, 1997, available as described under "Documents Incorporated by Reference", and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                                                 FOR THE SIX MONTHS
                                                     FOR THE YEAR ENDED DECEMBER 31                 ENDED JUNE 30
                                          ----------------------------------------------------   -------------------
                                            1992       1993       1994       1995       1996       1996       1997
                                          --------   --------   --------   --------   --------   --------   --------
                                                                                                     (UNAUDITED)
                                                                 (DOLLAR AMOUNTS IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges.......................  $2,931.9   $3,250.7   $3,866.7   $4,805.3   $5,580.3   $2,662.5   $3,112.7
  Insurance premiums....................     209.9      242.2      293.5      325.1      354.8      169.8      180.5
  Investment and other income...........     182.8      196.7      227.7      254.0      286.3      134.2      167.7
                                          --------   --------   --------   --------   --------   --------   --------
                                           3,324.6    3,689.6    4,387.9    5,384.4    6,221.4    2,966.5    3,460.9
Expenses --
  Interest expense......................   1,222.8    1,291.8    1,509.7    1,979.8    2,206.7    1,046.0    1,207.7
  Operating expenses....................     807.4      979.6    1,191.6    1,417.8    1,603.3      742.4      882.5
  Provision for losses on finance
    receivables.........................     504.0      468.9      569.9      729.7      963.4      477.0      603.1
  Insurance benefits paid or provided...     100.0      114.9      144.1      135.7      142.9       68.0       71.2
                                          --------   --------   --------   --------   --------   --------   --------
                                           2,634.2    2,855.2    3,415.3    4,263.0    4,916.3    2,333.4    2,764.5
                                          --------   --------   --------   --------   --------   --------   --------
Earnings Before Provision for Income
  Taxes and Cumulative Effect of Changes
  in Accounting Principles..............     690.4      834.4      972.6    1,121.4    1,305.1      633.1      696.4
Provision for Income Taxes..............     240.7      310.7      369.1      413.3      482.0      233.8      255.3
                                          --------   --------   --------   --------   --------   --------   --------
Earnings Before Cumulative Effect of
  Changes in Accounting Principles......     449.7      523.7      603.5      708.1      823.1      399.3      441.1
Cumulative Effect of Changes in
  Accounting Principles(a)..............     (10.0)        --         --         --         --         --         --
                                          --------   --------   --------   --------   --------   --------   --------
Net Earnings............................  $  439.7   $  523.7   $  603.5   $  708.1   $  823.1   $  399.3   $  441.1
                                          ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed Charges(b)...      1.56       1.64       1.64       1.56       1.59       1.60       1.57
                                               ===        ===        ===        ===        ===        ===        ===

---------------

(a) The Company recorded a one-time cumulative effect of changes in accounting principles related to the adoption, effective January 1, 1992, of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS No. 109, "Accounting for Income Taxes".

(b) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes and cumulative effect of changes in accounting principles, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31      JUNE 30
                                                                 1996           1997
                                                              -----------    -----------
                                                                             (UNAUDITED)
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $   278.4       $    74.7
  Investments in Debt and Equity Securities
     Bonds and Notes........................................     1,034.1         1,143.9
     Stocks.................................................        10.3             6.5
                                                               ---------       ---------
          Total Investments in Debt and Equity Securities...     1,044.4         1,150.4
  Finance Receivables, net of unearned finance income
     Consumer Finance.......................................    27,997.1        31,399.8
     Commercial Finance.....................................    13,781.8        14,494.3
                                                               ---------       ---------
          Total Net Finance Receivables.....................    41,778.9        45,894.1
  Allowance for Losses on Finance Receivables...............    (1,371.4)       (1,589.4)
  Insurance Policy and Claims Reserves......................      (693.0)         (728.0)
  Other Assets..............................................     1,560.8         1,930.1
                                                               ---------       ---------
          Total Assets......................................   $42,598.1       $46,731.9
                                                               =========       =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $14,712.6       $17,568.3
     Bank loans.............................................     1,001.8            21.8
  Long-Term Debt, unsecured due within one year
     Senior.................................................     3,080.4         3,680.5
     Subordinated...........................................          --              --
     Capital................................................         0.1              --
  Accounts Payable and Accruals.............................       980.6           850.6
  Long-Term Debt, unsecured
     Senior.................................................    17,311.0        18,659.9
     Subordinated...........................................       425.0           425.0
     Capital................................................         0.4             0.4
                                                               ---------       ---------
          Total Long-Term Debt..............................    17,736.4        19,085.3
  Stockholders' Equity......................................     5,086.2         5,525.4
                                                               ---------       ---------
          Total Liabilities and Stockholders' Equity........   $42,598.1       $46,731.9
                                                               =========       =========

                             ---------------------

     On October 14, 1997, the Company announced unaudited results for the nine months ended September 30, 1997. Such results, compared to the unaudited results of operations for the similar period of the prior fiscal year, were as follows:
Revenue -- $5.3 billion (1997), $4.6 billion (1996); Earnings Before Provision for Income Taxes -- $1,061.1 million (1997). $959.5 million (1996); and Net Earnings -- $671.1 million (1997), $606.4 million (1996).

                               RECENT DEVELOPMENT

     On October 8, 1997, Ford Motor Company ("Ford") announced its intention to distribute to its stockholders all of its shares in Associates First Capital Corporation, the immediate parent of the Company, subject to receipt of a favorable ruling from the Internal Revenue Service. Upon consummation of such spinoff, the Company will no longer be an indirect subsidiary of Ford.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will constitute senior debt of the Company. The 2001 Notes and 2002 Notes will be issued as separate series under an indenture dated as of November 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank ("Chase"), as Trustee. The 2001 Notes will be limited to $325,000,000 aggregate principal amount and will mature on October 15, 2001. The 2002 Notes will be limited to $275,000,000 aggregate principal amount and will mature on October 15, 2002.

     Each series of Notes will bear interest at the applicable rate per annum shown on the cover page of this Prospectus Supplement from October 27, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on April 15 and October 15 of each year, commencing on April 15, 1998, to the persons in whose names the Notes are registered at the close of business on the March 31 and the September 30, as the case may be, next preceding such Interest Payment Date.

REDEMPTION

     Neither series of Notes is redeemable prior to its maturity.

BOOK-ENTRY SYSTEM

     Upon issuance, each series of Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial

Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes.

Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CONCERNING THE TRUSTEE

     Chase serves as trustee with respect to nineteen other series of Debt Securities previously issued under the Indenture. In addition, Chase acts as trustee with respect to various debt securities issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank, respectively. Chase acts as depository for funds of, extends credit to, and performs other banking services for, the Company in the normal course of business.

                                  UNDERWRITER

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated October 22, 1997, Morgan Stanley & Co. Incorporated (the "Underwriter") has agreed to purchase from the Company the entire principal amount of the 2001 Notes and the 2002 Notes if any of the Notes are purchased.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to, among other things, the approval of certain legal matters by its counsel and to certain other conditions.

     The Company has been advised by the Underwriter that it proposes to offer part of the Notes directly to the public initially at the respective prices to the public set forth on the front cover page of this Prospectus Supplement and part of the Notes to certain dealers at a price which represents a concession not in excess of .125% of the principal amount of the 2001 Notes and not in excess of .150% of the principal amount of the 2002 Notes. The Underwriter may allow and such dealers may reallow to certain other dealers a concession, not in excess of .100% of the principal amount of both the 2001 Notes and 2002 Notes. After the initial public offering of the Notes, the offering prices and other selling terms may be changed by the Underwriter.

     The Company has been advised by the Underwriter that it currently intends to make a market in the Notes, but may discontinue such market making at any time without notice. The Company cannot predict the liquidity of any trading market for the Notes.

     The Company has agreed to indemnify the Underwriter against certain liabilities and contribute to payments the Underwriter may be required to make in respect thereof, including liabilities under the Securities Act of 1933.

     In order to facilitate the offering of the Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the Underwriter may overallot in connection with the offering, creating a short position in the 2001 Notes or the 2002 Notes for its own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriter may bid for, and purchase, the 2001 Notes or the 2002 Notes in the open market. Finally, the Underwriter may reclaim selling concessions allowed to a dealer for distributing the Notes in the offering, if the Underwriter repurchases previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the 2001 Notes or the 2002 Notes above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL OPINIONS

     The legality of the Notes will be passed upon for the Company by its Assistant General Counsel, Timothy M. Hayes, 250 Carpenter Freeway, Irving, TX 75062-2729, and for the Underwriter by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, 125 West 55th Street, New York, New York 10019. Mr. Hayes owns shares of Class A Common Stock of the Company's parent, Associates First Capital Corporation, and has options to purchase additional shares of such Class A Common Stock.